UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

POKERTEK, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730864105

(CUSIP Number)

Lyle Berman
c/o PokerTek, Inc.
1150 Crews Road, Suite F
Matthews, North Carolina  28105

With a copy to:
Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202-A
Cornelius, North Carolina  28031
Phone:  (704) 584-0268

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	730864105

NAMES OF REPORTING PERSONS
1
Lyle Berman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,289,576

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

1,289,576

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,289,576

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, no par value, of PokerTek, Inc., a North Carolina corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive office is 1150 Crews Road, Suite F, Matthews, North Carolina 28105.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) Lyle Berman, the person filing this Schedule 13D (the “Reporting Person”), is the Chairman of the Board of PokerTek, Inc. (the “Issuer”).  His business address is 130 Cheshire Lane, Minnetonka, MN  55305.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person engaged in two transactions in late August, 2009 and early September, 2009, the first of which increased his share ownership above 5% of the Issuer’s issued and outstanding common stock, and the second of which constituted a material acquisition within the meaning of Exchange Act Rule 13d-2 and would have required an amendment to a Schedule 13D filing.  On August 28, 2009, the Reporting Person acquired 328,947 shares of the Issuer’s common stock in a private placement transaction at a price of $0.76 per share, for a total investment of approximately $250,000. On September 10, 2009, the Reporting Person converted indebtedness of the Issuer which he held in the amount of $500,000 into 602,410 shares of common stock of the Issuer at a conversion price of $0.83 per share.  The combination of these two transactions resulted in the Reporting Person owning a total of 1,289,576 shares of the Issuer’s common stock, representing 9.2% of the 14,011,710 shares issued and outstanding on December 11, 2009.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the private placement transaction, the Reporting Person invested a total of approximately $250,000 in the common stock of the Issuer. Pursuant to the debt conversion transaction, the Reporting Person converted $500,000 of indebtedness of the Issuer into common stock of the Issuer.  The Reporting Person’s debt conversion transaction was part of a larger transaction in which $1.2 million in indebtedness of the Issuer was converted into 1,445,784 shares of the Issuer’s common stock by three debt holders. Both transactions by the Reporting Person were intended to strengthen the balance sheet of the Issuer and improve its cash flow.  The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as indicated below, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a), (b) The Reporting Person is the trustee of the Lyle Berman Trust over which he has sole voting and dispositive power and which owns 960,629 shares of the Issuer.  The beneficiaries of the Lyle Berman Trust are family members of the Reporting Person.  In addition, the Reporting Person is the beneficial owner of 328,947 shares of the Issuer that are held by the Lyle Berman IRA.  He has sole voting and sole dispositive power over such shares.

(c) The following chart lists the Reporting Person’s acquisitions in the aggregate during the 60 days prior to August 28, 2009 and since that date:

Date of Purchase	Amount	Price per share
8/20/09	7,710	$0.716
8/28/09	328,947	$0.76
9/01/09	7,151	$0.772
9/10/09	602,410	$0.83
10/15/09	13,920	$0.99

(d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2009

/s/ Lyle Berman

Lyle Berman